UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, March 2017
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Q4 Fiscal 2017 Results Above Analyst Consensus Revenue and EPS Estimates
2	BlackBerry Supplemental Financial Information

Document 1

March 31, 2017
FOR IMMEDIATE RELEASE

BlackBerry Reports Q4 Fiscal 2017 Results Above Analyst Consensus Revenue and EPS Estimates

•	Q4 non-GAAP EPS of $0.04 vs. ($0.03) loss a year ago; GAAP EPS loss of ($0.09) vs. ($0.45) loss a year ago
Waterloo, ON  - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global software leader in securing, connecting and mobilizing enterprises, today reported financial results for the three months and fiscal year ended February 28, 2017 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q4 Highlights

•	Q4 non-GAAP total revenue of $297 million; GAAP total revenue of $286 million

•	Q4 non-GAAP Company total software and services revenues of $193 million; GAAP Company total software and services revenues of $182 million

•	Q4 non-GAAP gross margin of 65%; GAAP gross margin of 60%

•	Q4 adjusted EBITDA of $42 million; positive for thirteenth consecutive quarter

•	Q4 cash flow from operations of $19 million; free cash flow of $16 million

•	Total cash balance increased by $89 million to $1.7 billion at the end of the fiscal fourth quarter

•	Entered into a long-term, software licensing agreement with Optiemus Infracom Ltd to design, manufacture, sell and support BlackBerry-branded mobile devices in India, Sri Lanka, Nepal and Bangladesh

•	At International CES 2017, announced the most advanced and secure embedded software platform for autonomous drive and connected cars

•
At Mobile World Congress, TCL launched the BlackBerry KEYone, the most secure Android phone in the world featuring a smart QWERTY keyboard; the KEYone is the first device launched under the Company’s licensing agreement with TCL

•
Entered the Communications Platform as a Service (CPaaS) market with the launch of the BBM Enterprise SDK that will enable developers to integrate secure messaging, voice and video capabilities into applications and services

•	After the quarter close, BB Merah Putih launched the BlackBerry Aurora, the first device launched under the Company’s licensing agreement with BB Merah Putih

•	After the quarter close, BlackBerry’s AtHoc services achieved U.S. government FedRAMP and Agency/Component Authority to Operate (ATO) certifications

Q4 Results
Non-GAAP revenue for the fourth quarter of fiscal 2017 was $297 million with GAAP revenue of $286 million. Approximately 80% of the fourth quarter Software & Services segment revenue (excluding IP licensing and professional services) was recurring. BlackBerry had over 3,500 enterprise customer orders in the quarter.

Non-GAAP operating income was $13 million, and non-GAAP earnings per share was $0.04.  GAAP net loss for the quarter was $47 million, or ($0.09) per basic share. GAAP operating loss was $57 million, which includes $28 million in amortization of acquired intangibles, $25 million in restructuring charges, a benefit of $16 million of fair value adjustment related to the debentures and other amounts as summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments increased by $89 million to approximately $1.7 billion as of February 28, 2017. This reflects free cash flow of $16 million, which includes cash flow from operations of $19 million. Excluding $605 million in the face value of the Company’s debt, the net cash balance at the end of the quarter was approximately $1.1 billion. There were no purchase orders with contract manufacturers at the end of the fourth quarter, compared to $35 million at the end of the third quarter and down from $162 million a year ago.

“I am pleased to report that our Q4 results came in at or above expectations in all major metrics,” said John Chen, Executive Chairman and CEO, BlackBerry. “In the quarter, we continued to grow our mix of software and services revenue across the company. In turn, this allowed us to expand our operating margin and report positive free cash flow. In addition, our balance sheet continues to strengthen and benefit from reduced capital requirements with our focus on software and licensing.”

“In our areas of strategic focus, we are executing well and gaining traction,” continued Chen. “In our enterprise business, we had one of our best-ever software billings quarters, driven by strength across regulated and non-regulated industries. Enhancing our position in public sector, we recently achieved FedRAMP certification for the U.S. government. In IOT appliances, we won new business and secured six new customer trials for Radar. We demonstrated our autonomous driving technology platform at CES 2017. In mobile software licensing, we signed our third major agreement, and, we now have global coverage. We are entering the next phase in sub-licensing our secure software to a variety of new mobile endpoints. We also entered the CPaaS market with the launch of our BBM Enterprise Software Development Kit, which will expand our addressable opportunity in a high growth segment.”

“Looking ahead to fiscal 2018, we expect to grow at or above the overall market in our software business. We also expect to be profitable on a non-GAAP basis and to generate positive free cash flow for the full year.”

Reconciliation of the Company’s segment results to the consolidated results:
(United States dollars, in millions)

	For the Three Months Ended February 28, 2017 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments	Consolidated U.S. GAAP
Revenue	$166	$82	$49	$297	$—	$297	$(11)	$286
Cost of goods sold	34	54	15	103	—	103	11	114
Gross margin	132	28	34	194	—	194	(22)	172
Operating expenses	89	8	1	98	83	181	48	229
Operating income (loss)	$43	$20	$33	$96	$83	$13	$(70)	$(57)

Reconciliation of GAAP revenue, gross margin, gross margin percentage, loss before income taxes, net loss and loss per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and income per share:
(United States dollars, in millions except per share data)

Q4 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended February 28, 2017 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$286	$172	60.1%	$(49)	$(47)	$(0.09)
Inventory write-down (2)	Cost of sales	—	4	1.4%	4	4
Debentures fair value adjustment (3)	Debentures fair value adjustment	—	—	—%	(16)	(16)
Selective patent abandonment (4)	Loss on sale, disposal and abandonment	—	—	—%	1	1
RAP charges (4)	Cost of sales	—	6	2.1%	6	6
RAP charges (4)	Research and development	—	—	—%	3	3
RAP charges (4)	Selling, marketing and administration	—	—	—%	15	15
Software deferred revenue acquired (5)	Revenue	11	11	1.4%	11	11
Stock compensation expense (6)	Cost of sales	—	1	0.3%	1	1
Stock compensation expense (6)	Research and development	—	—	—%	5	5
Stock compensation expense (6)	Selling, marketing and administration	—	—	—%	9	9
Acquired intangibles amortization (7)	Amortization	—	—	—%	28	28
Business acquisition and integration costs (8)	Selling, marketing and administration	—	—	—%	3	3
		$297	$194	65.3%	$21	$23	$0.04

Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2017, the Company reported GAAP gross margin of $172 million or 60.1% of revenue. Excluding the impact of the inventory write-down and the resource alignment program (“RAP”) charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $194 million, or 65.3% of revenue.

(2)	During the fourth quarter of fiscal 2017, the Company recorded inventory write-down charges of $4 million, which were included in cost of sales.

(3)
During the fourth quarter of fiscal 2017, the Company recorded the Q4 Fiscal 2017 Debentures Fair Value Adjustment of $16 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(4)
During the fourth quarter of fiscal 2017, the Company incurred charges related to the RAP of approximately $25 million, of which $1 million were included in loss on sale, disposal and abandonment, $6 million were included in cost of sale, $3 million were included in research and development expense and $15 million were included in selling, marketing and administration expense.

(5)
During the fourth quarter of fiscal 2017, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $11 million, which were included in revenue.

(6)
During the fourth quarter of fiscal 2017, the Company recorded stock compensation expense of $15 million, of which $1 million were included in cost of sales, $5 million were included in research and development, and $9 million were included in selling, marketing and administration expenses.

(7)	During the fourth quarter of fiscal 2017, the Company recorded amortization of intangible assets acquired through business combinations of $28 million, which were included in amortization expense.

(8)
During the fourth quarter of fiscal 2017, the Company recorded business acquisition and integration costs incurred through business combinations of $3 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	February 28, 2017		November 30, 2016		August 31, 2016		May 31, 2016		February 29, 2016
North America	$166	58.0%	$167	57.8%	$190	56.9%	$195	48.8%	$216	46.5%
Europe, Middle East and Africa	83	29.0%	87	30.1%	100	29.9%	155	38.7%	175	37.7%
Latin America	5	1.8%	7	2.4%	13	3.9%	10	2.5%	18	3.9%
Asia Pacific	32	11.2%	28	9.7%	31	9.3%	40	10.0%	55	11.9%
Total	$286	100.0%	$289	100.0%	$334	100.0%	$400	100.0%	$464	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 a.m. ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #66409061 or by clicking the link above.

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing the enterprise of things. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, including BlackBerry’s expectations regarding anticipated demand for, and the timing of, product and service offerings, including its device software; BlackBerry’s expectations regarding its capital requirements in connection with the implementation of its new Mobility Solutions strategy; BlackBerry’s expectations with respect to the strength of its financial resources; BlackBerry’s expectations regarding total software and services revenue growth; and BlackBerry’s expectations regarding its non-GAAP earnings per share and free cash flow.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue, achieve sustained profitability or offset the decline in BlackBerry’s service access fees; the intense competition faced by BlackBerry; risks related to BlackBerry’s ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the occurrence or perception of a breach of BlackBerry’s security measures, or an inappropriate disclosure of confidential or personal information; the risk that sales to large enterprise customers and to customers in highly regulated industries and governmental entities can be highly competitive and require compliance with stringent regulation; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to successfully generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; the substantial asset risk faced by BlackBerry, including the potential for additional charges related to its long-lived assets and goodwill; the risk that BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s indebtedness; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities; risks related to the use and management of user data and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services; the risk of a negative impact on BlackBerry’s business as a result of actions of activist shareholders; risks related to fostering an ecosystem of third-party application developers; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; risks related to health and safety and hazardous materials usage regulations, and product certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; risks related to adverse economic and geopolitical conditions; market and credit risk associated with BlackBerry’s cash, cash equivalents and short-term or long-term investments; the risk that future issuances of common shares by BlackBerry will be dilutive to existing shareholders; and the potential consequences for BlackBerry’s shareholders in the United States if BlackBerry is or was a passive foreign investment company. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the years ended
	February 28, 2017	November 30, 2016	February 29, 2016	February 28, 2017	February 29, 2016
Revenue	$286	$289	$464	$1,309	$2,160
Cost of sales	114	96	254	692	1,219
Gross margin	172	193	210	617	941
Gross margin %	60.1%	66.8%	45.3%	47.1%	43.6%
Operating expenses
Research and development	57	75	108	306	469
Selling, marketing and administration	144	141	179	553	653
Amortization	45	43	77	186	277
Impairment of goodwill	—	—	—	57	—
Impairment of long-lived assets	—	—	—	501	—
Loss (gain) on sale, disposal and abandonment of long-lived assets	(1)	46	127	171	195
Debentures fair value adjustment	(16)	2	(40)	24	(430)
	229	307	451	1,798	1,164
Operating loss	(57)	(114)	(241)	(1,181)	(223)
Investment income (loss), net	8	(4)	(15)	(27)	(59)
Loss before income taxes	(49)	(118)	(256)	(1,208)	(282)
Recovery of income taxes	(2)	(1)	(18)	(2)	(74)
Net Loss	$(47)	$(117)	$(238)	$(1,206)	$(208)
Loss per share
Basic	$(0.09)	$(0.22)	$(0.45)	$(2.30)	$(0.40)
Diluted	$(0.10)	$(0.22)	$(0.45)	$(2.30)	$(0.86)

Weighted-average number of common shares outstanding (000’s)
Basic	530,352	526,102	524,627	525,265	526,303
Diluted	590,852	526,102	524,627	525,265	651,303
Total common shares outstanding (000’s)	530,497	529,962	521,172	530,497	521,172

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	February 28, 2017	February 29, 2016
Assets
Current
Cash and cash equivalents	$734	$957
Short-term investments	644	1,420
Accounts receivable, net	181	338
Other receivables	34	51
Inventories	26	143
Income taxes receivable	17	—
Other current assets	55	102
	1,691	3,011
Long-term investments	269	197
Restricted cash and cash equivalents	51	50
Property, plant and equipment, net	91	412
Goodwill	559	618
Intangible assets, net	602	1,213
Deferred income tax asset	—	33
	$3,263	$5,534
Liabilities
Current
Accounts payable	$103	$270
Accrued liabilities	258	368
Income taxes payable	—	9
Deferred revenue	245	392
	606	1,039
Long-term debt	591	1,277
Deferred income tax liability	9	10
	1,206	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital	2,512	2,448
Retained earnings (deficit)	(438)	768
Accumulated other comprehensive loss	(17)	(8)
	2,057	3,208
	$3,263	$5,534

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the years ended
	February 28, 2017	February 29, 2016
Cash flows from operating activities
Net loss	$(1,206)	$(208)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	239	616
Deferred income taxes	33	(105)
Stock-based compensation	60	60
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Loss on sale, disposal and abandonment of long-lived assets	171	195
Debentures fair value adjustment	24	(430)
Other	—	16
Net changes in working capital items:
Accounts receivable, net	157	200
Other receivables	17	47
Inventories	117	(21)
Income tax receivable, net	(17)	166
Other current assets	45	257
Accounts payable	(167)	14
Accrued liabilities	(99)	(304)
Income taxes payable	(9)	9
Deferred revenue	(147)	(255)
Net cash provided by (used in) operating activities	(224)	257
Cash flows from investing activities
Acquisition of long-term investments	(430)	(326)
Proceeds on sale or maturity of long-term investments	228	301
Acquisition of property, plant and equipment	(17)	(32)
Proceeds on sale of property, plant and equipment	95	4
Acquisition of intangible assets	(52)	(70)
Business acquisitions, net of cash acquired	(5)	(698)
Acquisition of short-term investments	(1,366)	(2,764)
Proceeds on sale or maturity of short-term investments	2,271	3,146
Net cash provided by (used in) investing activities	724	(439)
Cash flows from financing activities
Issuance of common shares	5	4
Payment of contingent consideration from business acquisitions	(15)	—
Excess tax deficiency related to stock-based compensation	(1)	(1)
Common shares repurchased	—	(93)
Effect of foreign exchange gain on restricted cash	(3)	—
Repurchase of 6% Debentures	(1,315)	—
Issuance of 3.75% Debentures	605	—
Transfer from restricted cash	2	12
Net cash used in financing activities	(722)	(78)
Effect of foreign exchange loss on cash and cash equivalents	(1)	(16)
Net decrease in cash and cash equivalents during the period	(223)	(276)
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$734	$957

As at	February 28, 2017	November 30, 2016
Cash and cash equivalents	$734	$830
Short-term investments	644	459
Long-term investments	269	269
Restricted cash	51	51
	$1,698	$1,609

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17

Software & Services	$137	$73	$155	$131	$497	$142	$138	$160	$182	$622
Hardware & Other	269	206	220	190	884	152	105	62	55	374
Service Access Fees	252	211	173	143	779	106	91	67	49	313
Revenue	658	490	548	464	2,160	400	334	289	286	1,309
Cost of sales
Cost of sales	327	301	303	251	1,183	200	139	94	110	542
Inventory write-down	21	4	9	3	36	46	97	2	4	150
Total cost of sales	348	305	312	254	1,219	246	236	96	114	692
Gross margin	310	185	236	210	941	154	98	193	172	617
Operating expenses
Research and development	139	122	100	108	469	89	85	75	57	306
Selling, marketing and administration	161	157	170	166	653	129	138	141	144	553
Amortization	65	67	68	77	277	54	44	43	45	186
Impairment of goodwill	—	—	—	—	—	57	—	—	—	57
Impairment of long-lived assets	—	—	—	—	—	501	—	—	—	501
Loss on sale, disposal and abandonment of long-lived assets	13	34	7	140	195	3	124	46	(1)	171
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62	2	(16)	24
Total operating expenses	221	152	340	451	1,164	809	453	307	229	1,798
Operating income (loss)	89	33	(104)	(241)	(223)	(655)	(355)	(114)	(57)	(1,181)
Investment loss, net	(16)	(12)	(16)	(15)	(59)	(15)	(16)	(4)	8	(27)
Income (loss) before income taxes	73	21	(120)	(256)	(282)	(670)	(371)	(118)	(49)	(1,208)
Provision for (recovery of) income taxes	5	(30)	(31)	(18)	(74)	—	1	(1)	(2)	(2)
Net income (loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)	$(47)	$(1,206)
Earnings (loss) per share
Basic earnings (loss) per share	$0.13	$0.10	$(0.17)	$(0.45)	$(0.40)	$(1.28)	$(0.71)	$(0.22)	$(0.09)	$(2.30)
Diluted earnings (loss) per share	$(0.10)	$(0.24)	$(0.17)	$(0.45)	$(0.86)	$(1.28)	$(0.71)	$(0.22)	$(0.10)	$(2.30)
Weighted-average number of common shares outstanding (000’s)
Basic	529,235	526,314	525,103	524,627	526,303	521,905	522,826	526,102	530,352	525,265
Diluted	670,539	667,321	525,103	524,627	651,303	521,905	522,826	526,102	590,852	525,265

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
LLA impairment charge	$—	$—	$—	$—	$—	$501	$—	$—	$—	$501
Goodwill impairment charge	—	—	—	—	—	57	—	—	—	57
Inventory write-down	—	—	—	—	—	41	96	—	4	141
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62	2	(16)	24
Write-down of assets held for sale	—	—	—	—	—	—	123	42	—	165
RAP charges (including patent abandonments)	52	79	33	180	344	25	24	24	25	99
CORE program charges (recoveries)	9	6	(6)	2	11	(2)	(2)	(2)	—	(7)
Software deferred revenue acquired	—	1	9	23	33	24	18	12	11	65
Stock compensation expense	14	14	14	17	60	12	18	15	15	60
Acquired intangibles amortization	9	11	18	28	66	28	28	28	28	112
Business acquisition and integration costs	1	—	11	10	22	7	4	5	3	19
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	$(72)	$(117)	$74	$220	$106	$669	$371	$126	$70	$1,236

Non-GAAP Gross Profit	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
GAAP revenue	$658	$490	$548	$464	$2,160	$400	$334	$289	$286	$1,309
Software deferred revenue acquired	—	1	9	23	33	24	18	12	11	65
Non-GAAP revenue	658	491	557	487	2,193	424	352	301	297	1,374
Total cost of sales	(348)	(305)	(312)	(254)	(1,219)	(246)	(236)	(96)	(114)	(692)
Non-GAAP adjustments to cost of sales	21	15	5	4	45	48	103	5	11	167
Non-GAAP Gross Profit	$331	$201	$250	$237	$1,019	$226	$219	$210	$194	$849

Adjusted EBITDA	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
GAAP operating income (loss)	$89	$33	$(104)	$(241)	$(223)	$(655)	$(355)	$(114)	$(57)	$(1,181)
Non-GAAP adjustments to operating income (loss)	(72)	(117)	74	220	106	669	371	126	70	1,236
Non-GAAP operating income (loss)	17	(84)	(30)	(21)	(117)	14	16	12	13	55
Amortization	164	163	162	127	616	72	57	53	57	239
Acquired intangibles amortization	(9)	(11)	(18)	(28)	(66)	(28)	(28)	(28)	(28)	(112)
Adjusted EBITDA	$172	$68	$114	$78	$433	$58	$45	$37	$42	$182

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
GAAP Net Income (Loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)	$(47)	$(1,206)
Total Non-GAAP adjustments (three months ended, after-tax)	(72)	(117)	74	220	106	669	371	126	70	1,236
Non-GAAP Net Income (Loss)	$(4)	$(66)	$(15)	$(18)	$(102)	$(1)	$(1)	$9	$23	$30
Non-GAAP Income (Loss) per Share	$(0.01)	$(0.13)	$(0.03)	$(0.03)	$(0.19)	$0.00	$0.00	$0.02	$0.04	$0.06
Shares outstanding for Non-GAAP Income (Loss) per share reconciliation	529,235	526,314	525,103	524,627	526,303	521,905	522,826	526,102	530,352	525,265

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge (Recovery) Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
Research and development	2	—	—	—	2	—	—	—	—	—
Selling, marketing and administration	7	6	(6)	2	9	(2)	(2)	(2)	—	(7)
Total CORE Charges	$9	$6	$(6)	$2	$11	$(2)	$(2)	$(2)	$—	$(7)
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
Cost of sales	$21	$14	$5	$4	$44	$7	$7	$5	$6	$25
Research and development	13	14	2	18	47	2	—	(1)	3	4
Selling, marketing and administration	18	51	26	158	253	16	140	62	16	235
Total RAP Charges	$52	$79	$33	$180	$344	$25	$147	$66	$25	$264
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17
In cost of sales
Property, plant and equipment	$16	$10	$13	12	$51	$12	$12	$10	$9	$43
Intangible assets	83	86	81	38	288	6	1	—	3	10
Total in cost of sales	99	96	94	50	339	18	13	10	12	53

In operating expenses amortization
Property, plant and equipment	20	22	16	15	73	12	8	6	7	33
Intangible assets	45	45	52	62	204	42	36	37	38	153
Total in operating expenses amortization	65	67	68	77	277	54	44	43	45	186

Total amortization
Property, plant and equipment	36	32	29	27	124	24	20	16	16	76
Intangible assets	128	131	133	100	492	48	37	37	41	163
Total amortization	$164	$163	$162	$127	$616	$72	$57	$53	$57	$239

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	03/31/2017	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer